Press Release                        >  Ahold announces U.S. Foodservice
                                        long-term strategy and financial
                                        targets

                                     > Foodservice operations being reorganized into two customer-focused operating companies

Amsterdam, The Netherlands, November 29, 2005 - Ahold today announced its long-term strategy for the continued profitable growth of its U.S. Foodservice subsidiary. U.S. Foodservice (the "Company") is the second largest distributor in the foodservice industry with 2004 net sales of USD 18.8 billion. As part of its new strategy, U.S. Foodservice will reorganize itself into two operating companies, each focused on a specific customer segment ("Broadline" and "Multi-Unit"). Ahold provided unaudited pro forma financial information for the Broadline and Multi-Unit businesses and announced an administrative cost reduction plan and targets for each business through 2008. These targets include driving top and bottom-line growth of the Broadline business and bringing the Multi-Unit business to profitability.

The Broadline operating company represents more than 85% of U.S. Foodservice's net sales and has been its main engine of profitable growth. It provides a broad line of food and related products and services to independent restaurants, healthcare providers, hospitality customers, governmental entities, educational institutions and other foodservice customers. U.S. Foodservice's plans include four initiatives to drive top-line and bottom-line growth of its Broadline business: (1) accelerating private brands penetration, (2) investing in the sales organization, (3) strengthening targeted local geographies and (4) rolling out a comprehensive operational excellence program. Through the first three quarters of 2005, net sales of the Broadline operating company were USD 12.4 billion and the operating margin was 1.1%. The Company is targeting compound annual Broadline net sales growth of at least 5% (compound annual growth) over the next three years and a Broadline operating margin of at least 3% for 2008.

U.S. Foodservice's Multi-Unit operating company, which will be given its own brand identity, provides food and related products to large chain restaurants with multiple units, primarily in the "quick-service" and "casual theme" restaurant segments. Through the first three quarters of 2005, net sales of the Multi-Unit operating company were USD 1.9 billion and the operating margin was negative 0.9%. The Company announced its objective to bring this unit to profitability within the next two years.

Following a significant investment in systems and infrastructure improvements during 2005, U.S. Foodservice also announced a plan to reduce total U.S. Foodservice administrative costs by USD 100 million, with more than half of these savings to be realized in 2006 and the balance in 2007 and 2008. The Company expects to record a restructuring charge related to these administrative cost reductions as well as to the planned consolidation of one of its Chicago-area distribution centers in the fourth quarter of 2005. The Company also disclosed that approximately USD 42 million of annual amortization expenses, currently charged against Broadline operating income, will expire in 2009, which will have a positive effect on this business' operating income in 2009 and subsequent years.

                                                                         2005047

[Graphic omitted] Ahold

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

Anders Moberg, Ahold's Chief Executive Officer, said: "U.S. Foodservice represents a significant part of Ahold's business and value. Our management team has accomplished a major organizational overhaul at U.S. Foodservice during the past two years, integrating the past acquisitions, strengthening the operations, improving internal controls, enhancing corporate governance and restoring employee pride. U.S. Foodservice's financial performance is recovering, and the plan we are presenting today details the strong opportunities for pursuing profitable growth and creating a more valuable and transparent business for Ahold shareholders."

Lawrence Benjamin, Chief Executive Officer of U.S. Foodservice, said, "We are making the shift from integrating U.S. Foodservice's acquired operations to building a strategic competitive advantage. Our strategic plan tackles the structural issues needed to drive a balance of top-line growth, profitability and operational excellence. Our Broadline business has led the profit recovery of U.S. Foodservice, and we see opportunities here for driving significant additional margin and volume growth. The establishment of our integrated Multi-Unit operating company will provide an effective structure for achieving our goal for making this business profitable. We also expect that cost reduction will be a more significant driver of our future profit improvement, starting with an aggressive right-sizing of our administrative costs in 2006."

Ahold Press Office: +31 (0)20  509 5343

[Graphic omitted] Ahold

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I.   U.S. FOODSERVICE PRO FORMA ANALYSIS

As a result of the reorganization of U.S. Foodservice into the "Broadline" and "Multi-Unit" businesses, Ahold will change its segment reporting no later than in the first quarter of 2006. The reorganization of the Company into these two businesses will drive greater focus on the specific needs of each of these different businesses and will provide stakeholders with greater transparency into the Company's progress in achieving its targets.

Below is a table presenting year-over-year comparisons of the Company's performance on net sales and operating income for the two businesses for the third quarter and first three quarters of 2005 and 2004. The pro forma financial performance of the individual Broadline and Multi-Unit businesses is analyzed in detail further in this press release.

The Company will allocate its support office administrative costs to each of the businesses. For the third quarter year-to-date period, total support office administrative costs were approximately 1.2 % of total net sales. Of this total amount, approximately 92% of these administrative costs were charged against the Broadline business and the remaining 8% were charged against the Multi-Unit business.

In addition to support office administrative costs, the Company charges amortization expenses (related to non-goodwill intangible assets acquired by U.S. Foodservice in prior years) to the Broadline business. For the third quarter year-to-date period of both 2004 and 2005, the amortization expense charged to Broadline was USD 32 million; the full-year amortization expense charged to Broadline is approximately USD 42 million. This annual amortization amount will expire in 2009, resulting in an increase in reported Broadline operating income in 2009 and beyond.

The Company believes that it will continue to operate with positive annual operating cash flow, net of investments, small acquisitions and other items, through 2008.

The data in this press release is unaudited and all data provided for the Broadline and Multi-Unit businesses is presented on a preliminary, pro forma basis. The financial information provided in this press release was prepared in accordance with International Financial Reporting Standards ("IFRS") and, where applicable, takes into account the Company's planned reorganization into the Broadline business and the Multi-Unit business, including the anticipated allocation of support office administrative costs to the two businesses. The pro forma information is based upon available information and certain assumptions that management believes are reasonable; however, as the reorganization is implemented and this preliminary, pro forma information is further reviewed and analyzed, this information could materially change. Among other things, the Company will be required to allocate goodwill between the Broadline and Multi-Unit businesses and the testing for impairment of goodwill on this basis has not been completed.

UNAUDITED NET SALES AND OPERATING INCOME (PRO FORMA) in millions of USD

                                      Q3 2005   Q3 2004   change %   YTD Q3 2005   YTD Q3 2004    change %
                                      -------   -------   --------   -----------   -----------    --------
NET SALES
Broadline                               3,776     3,793       -0.4%       12,361        12,431        -0.6%
Multi-Unit                                555       591       -6.1%        1,881         1,933        -2.7%
                                      -------   -------   --------   -----------   -----------    --------
Total U.S. Foodservice                  4,331     4,384       -1.2%       14,242        14,364        -0.8%

OPERATING INCOME
Broadline                                  59        33       78.8%          132            57       131.6%
Multi-Unit                                 (7)       (5)     -40.0%          (16)          (16)        0.0%
                                      -------   -------   --------   -----------   -----------    --------
Total U.S. Foodservice                     52        28       85.7%          116            41       182.9%

OPERATING INCOME AS % OF NET SALES
Broadline                                 1.6%      0.9%       0.7%          1.1%          0.5%        0.6%
Multi-Unit                               -1.3%     -0.8%      -0.5%         -0.9%         -0.8%       -0.1%
Total U.S. Foodservice                    1.2%      0.6%       0.6%          0.8%          0.3%        0.5%

[Graphic omitted] Ahold

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II.  BROADLINE BUSINESS OVERVIEW AND STRATEGY

U.S. Foodservice has identified the profitable growth of its Broadline business as the most significant driver of future profitable growth. U.S. Foodservice is the second largest Broadline distributor in the United States, and is the leader in certain geographic territories as well as certain customer segments, most notably acute healthcare. The Company has established new financial objectives for the continued profitable growth of Broadline, through an acceleration of its private brands penetration, field sales force investments, strengthening targeted local geographies and a comprehensive program to drive operational excellence.

The Broadline business includes 67 distribution centers in 36 states, employing approximately 24,800 associates. Broadline represents approximately 87% of Company 2005 third quarter year-to-date net sales.

Broadline customers include independent restaurants, healthcare providers, hospitality customers, governmental entities, educational institutions and other foodservice customers. The Broadline business sources and distributes a broad line of products numbering some 40,000 items in total.

BROADLINE FINANCIAL ANALYSIS (THIRD QUARTER 2005)

Broadline net sales in the third quarter of 2005 were USD 3.8 billion, a decrease of 0.4% over the same period in the prior year. Net sales were negatively impacted by approximately 3% as a result of targeted customer and business exits. Broadline operating income of USD 59 million in the third quarter of 2005 is an improvement of USD 26 million over the same period in the prior year, primarily as a result of gross margin enhancements. Operating expenses were slightly lower in the third quarter of 2005 versus the same period in the prior year as productivity initiatives more than offset the impact of rapidly rising energy costs. The figures include amortization of non-goodwill intangibles in the amount of USD 32 million in Q3 2005 and USD 30 million in Q3 2004. Third quarter 2005 figures include a gain on the sale of the Sofco business units, partially offset by restructuring charges related to facility consolidations and associate severance costs, resulting in a net gain of approximately USD 15 million. In the third quarter of the prior year, a pension curtailment gain, offset by restructuring charges related to an exit from the restaurant construction business, resulted in a net gain of approximately USD 10 million.

Broadline net sales of USD 12.4 billion for the first three quarters of 2005 declined by 0.6% compared to the prior year. Customer and business exits have negatively impacted net sales by approximately 3% for the period. Operating income for the third quarter year-to-date 2005 has improved by USD 75 million over the same period in the prior year, driven primarily by gross margin improvement. Operating expenses for this period remained relatively flat year-to-year as increased energy and associate costs were offset by productivity initiatives. Depreciation of tangible fixed assets and amortization expense of other intangibles amounted to USD 101 million during the first three quarters in the current year and USD 100 million in the same period in the prior year. Third quarter year-to-date 2005 figures include total non-recurring gains, net of restructuring charges, of approximately USD 10 million. Third quarter year-to-date figures for the prior year include total non-recurring gains, net of restructuring charges, of approximately USD 4 million.

BROADLINE - UNAUDITED NET SALES AND OPERATING INCOME (PRO FORMA) in millions of USD

                                      Q3 2005   Q3 2004   change %   YTD Q3 2005   YTD Q3 2004    change %
                                      -------   -------   --------   -----------   -----------    --------
Net sales                               3,776     3,793       -0.4%       12,361        12,431        -0.6%
Operating income                           59        33       78.8%          132            57       131.6%
Operating income as % of net sales        1.6%      0.9%       0.7%          1.1%          0.5%        0.6%

[Graphic omitted] Ahold

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BROADLINE STRATEGY: DRIVING GROWTH, PROFITABILITY AND OPERATIONAL EXCELLENCE

The Broadline strategy is based on four core initiatives that are intended to drive a balance of top-line net sales growth, bottom-line profit improvement and operational excellence as described below:

1. NEW PRIVATE BRANDS MODEL: MONARCH FOODS TO ACCELERATE GROWTH OF 20 "POWER BRANDS"

U.S. Foodservice's portfolio of over 60 private brands offers its Broadline customers an expanded selection of product choices beyond the traditional national and local brands. As of the third quarter of 2005, U.S. Foodservice private brands accounted for approximately 26% of Broadline net sales. The Company believes that increasing the penetration of private brands represents one of the most strategic opportunities for long-term Broadline profit growth.

To accelerate the growth of its private brands offered to Broadline customers, U.S. Foodservice is embracing a new business model by establishing a centralized, dedicated private brands "company-within-a-company." This new organization, named Monarch Foods, will be responsible for managing and growing an annualized net sales base of over USD 4 billion, bringing together responsibility for the entire private brands value chain including product development, sourcing, quality assurance and marketing. Robert Aiken, currently Executive Vice President-Sales/Marketing and Supply Chain, has been appointed President of Monarch Foods, effective January 1, 2006.

As part of the new private brands growth strategy, the current portfolio of over 60 private brands will be consolidated into 20 "power brands" supported by an aggressive plan for new product introductions. The Company has targeted an increase in its private brands penetration of 700 basis points, from the current 26% to at least 33% of Broadline net sales in 2008. The Company believes that continued growth of private brands beyond 2008 represents a significant opportunity for additional profitable growth.

2.   BROADLINE FIELD SALES INVESTMENT: PEOPLE, TOOLS AND TRAINING

U.S. Foodservice will continue to make substantial investments in the Company's Broadline field sales organization to drive net sales growth and raise productivity. U.S. Foodservice intends to increase its Broadline sales organization (which totaled over 4,850 sales representatives at the end of the third quarter 2005) by 10% over the next two years, with more significant increases in targeted geographies. The Company is also deploying new proprietary laptop-based sales tools and technology to improve local account prospecting, business development and product information. To support this growing organization, the Company is continuing to expand its sales training capability, with particular focus on building field sales expertise in the Company's private brands offering.

3.   EXPANSION, ACQUISITION AND CONSOLIDATION: STRENGTHENING LOCAL POSITION

U.S. Foodservice has identified significant opportunities to strengthen its local position in selected geographies that offer superior potential for profitable growth. The Company has recently expanded its distribution operations in several locations in its Southeast, West and North Regions, and is planning additional operational expansions in all three regions in 2006. On a regional basis, U.S. Foodservice is also piloting relationships with third-party distribution partners to develop the Company's regional inbound distribution network to reduce inbound logistical costs and working capital. These pilot programs, which currently involve nearly half of the Company's Broadline distribution centers, are being expanded to additional distribution centers and a broader range of products.

To further improve the Company's local geographic position, U.S. Foodservice has also targeted the acquisition of certain smaller scale distribution organizations in specific geographical areas. These targeted acquisitions are intended to build scale in areas where the Company is not a leading competitor, as well as to fortify its local position where the Company has a stronger presence. The Company believes that its recent progress in the integration of acquired operations and systems provides a firmer foundation to support additional acquisition and integration activity. The Company expects that acquisitions will contribute at least 1% per year to its compound annual net sales growth target of 5% or more for the Broadline business.

[Graphic omitted] Ahold

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

The Company has also consolidated certain of its Broadline operations to improve the scale of local operations. Since 2004, the Company has consolidated four of its Broadline distribution centers and will continue to optimize its operations on a local geographical basis. The Company has also announced its intention to consolidate one of its Chicago-area Broadline distribution centers in early 2006 and expects to record a restructuring charge related to this closure in the fourth quarter of 2005.

4. OPERATIONAL EXCELLENCE PROGRAM: NEW FRAMEWORK FOR END-TO-END BUSINESS PROCESS IMPROVEMENT

U.S. Foodservice has made significant progress in improving the effectiveness and efficiency of many of its warehouse and transportation operations. As part of the previously announced "USFAST" initiative, the Company has installed new operating support systems in approximately half its Broadline facilities, significantly improving customer order fulfillment accuracy and service performance as well as reducing warehouse and transportation costs. The Company will continue to install these new systems in the remaining Broadline facilities during the next 18 months. These systems are the backbone of the Company's field cost reduction which is necessary to counter the rising cost of fuel, utilities, associate wages and associate benefits.

U.S. Foodservice has also made significant progress in consolidating and integrating its basic IT platform systems, with fully integrated systems platforms installed at 74 of its Broadline and Multi-Unit distribution centers representing 94% of total Company net sales.

The consolidation and improvement of basic business processes has provided the foundation of information, controls and management tools to drive the organization to the next level of operational performance. To provide a focused framework for future improvement in every aspect of business performance, the Company has announced a January 1, 2006 kick-off of its new multi-year Operational Excellence program culminating in the application for the Malcolm Baldrige National Quality Award, the most recognized award for business performance excellence in the United States.

[Graphic omitted] Ahold

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III. MULTI-UNIT BUSINESS OVERVIEW AND STRATEGY

The U.S. Foodservice Multi-Unit business provides food and related products to large chain restaurants, primarily in the "quick-service" and "casual theme" restaurant segments. The Multi-Unit organization includes 11 distribution centers in 10 states and employs approximately 2,100 associates.

Through the first three quarters of 2005, net sales of the Multi-Unit business were USD 1.9 billion and the operating margin was negative 0.9%. The operational requirements and economics of the Multi-Unit operating environment differ significantly from that of the Broadline business. Multi-Unit customers typically pay a contracted rate to food distributors for the warehousing and delivery of food and related products. In many cases, Multi-Unit customers work directly with food manufacturers to develop and source customer proprietary products as well as to negotiate product pricing. As a result, the role of foodservice distributor for a Multi-Unit customer is usually more limited than for Broadline customers.

U.S. Foodservice believes that its Multi-Unit operation has significant opportunities for improvement. In particular, while multi-unit businesses generally operate at a lower margin structure than broadline operations, aggressive management of working capital and other investments can provide attractive return on investment economics. As a part of the Company's reorganization, a dedicated new Multi-Unit operating company with combined sales and operations functions will manage these challenges with the goal of becoming profitable within the next two years.

MULTI-UNIT FINANCIAL ANALYSIS (THIRD QUARTER 2005)

Multi-Unit net sales in the third quarter of 2005 were USD 555 million, a decrease of 6.1% over the prior year. The Multi-Unit business realized an operating loss of USD 7 million in the third quarter of 2005, a decline of USD 2 million over the same period in the prior year. The profit decline resulted primarily from increases in operating expenses related to higher fuel and associate costs in 2005 and USD 2 million of non-recurring gains in 2004.

Multi-Unit net sales of USD 1.9 billion for the first three quarters of 2005 declined by 2.7% compared to the prior year. The Multi-Unit business realized an operating loss of USD 16 million, equal to the loss in the prior year comparable period. The year-over-year figures for the first three quarters were driven by increases in operating expenses related to higher fuel and associate costs offset by lower bad debt expense in 2005, and a USD 4 million net restructuring charge in 2004.

MULTI-UNIT- UNAUDITED NET SALES AND OPERATING INCOME (PRO FORMA) in millions of USD


                                      Q3 2005   Q3 2004   change %   YTD Q3 2005   YTD Q3 2004    change %
                                      -------   -------   --------   -----------   -----------    --------
Net sales                                 555       591       -6.1%        1,881         1,993        -2.7%
Operating income                           (7)       (5)     -40.0%          (16)          (16)        0.0%
Operating income as % of net sales       -1.3%     -0.8%      -0.5%         -0.9%         -0.8%       -0.1%

[Graphic omitted] Ahold

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MULTI-UNIT STRATEGY: ACHIEVE PROFITABILITY WITHIN TWO YEARS

U.S. Foodservice has established a target to achieve positive operating income for the Multi-Unit business by 2007, based on the following initiatives:

ORGANIZATIONAL REALIGNMENT: DEDICATED MULTI-UNIT BUSINESS WITH FOCUSED
MANAGEMENT

To improve the focus on Multi-Unit performance, the Company is combining the operations and sales functions serving Multi-Unit customers and establishing the Multi-Unit business as a separate operating organization. Pat Mulhern, an experienced foodservice executive formerly with Alliant Foodservice, has been appointed President of the Multi-Unit organization, effective November 7, 2005. The Multi-Unit business will operate under its own brand identity, distinct from U.S. Foodservice, to be announced in the first quarter of 2006.

EFFICIENCY FOCUS: COST CONTROL AND TECHNOLOGY INVESTMENT

The profitability of the Multi-Unit operation has suffered from unfavorable operating cost trends, most notably increases in warehouse and delivery costs related to increased wages, benefits, insurance, fuel and other costs. Multi-Unit profitability is particularly sensitive to fuel prices compared to Broadline due to the longer drive distances between stops.

The profit turnaround of the Multi-Unit business will be driven primarily from initiatives to mitigate operating cost pressures and improve productivity. The Company is working with each of its key Multi-Unit customers to reduce overall supply chain costs, for both distributor and customer, by optimizing inbound and outbound distribution logistics, reducing working capital requirements and optimizing drop size and frequency. In addition, the Company has invested in "USFAST" technology initiatives at half of its Multi-Unit distribution centers and will continue to roll out these support systems to the remaining Multi-Unit distribution centers over the next 18 months. All of the Multi-Unit distribution centers are operating on the Company's standard system platforms. The Company is also making substantial investments in several Multi-Unit facilities, including the October 2005 opening of its new 210,000 square foot distribution center in Corona, California. In addition, since 2004, the Company has shut down one of its Multi-Unit distribution centers to improve local operating scale and will continue to optimize its Multi-Unit facilities.

CUSTOMER FOCUS: SERVICE AND VALUE-ADDED SUPPORT

The Multi-Unit organization will participate in the Company's "Operational Excellence" program to drive end-to-end business process improvement. The Multi-Unit business is also working with its customers to provide value-added services including integrated supply chain management, non-food and equipment purchases and other services. The Company believes that a broader service offering is a key component of long-term success in the Multi-Unit business.

[Graphic omitted] Ahold

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IV.  ADMINISTRATIVE COST STRUCTURE RIGHT-SIZING PROGRAM

U.S. Foodservice believes it is now positioned to reduce administrative costs substantially and is implementing a plan to reduce total U.S. Foodservice administrative costs by approximately USD 100 million, with more than half of these savings to be realized in 2006 and the balance in 2007 and 2008. The Company expects to record a restructuring charge related to these administrative cost reductions in the fourth quarter of 2005.

As a result of the significant operational integration programs executed as part of the "Road to Recovery" plan, U.S. Foodservice has incurred unusually high administrative expenses in 2004 and 2005, primarily due to high professional fees and systems integration costs. In addition, the Company's integration progress has provided the foundation upon which additional administrative cost reductions can be achieved. As part of this cost reduction plan, the Company has recently consolidated its Broadline field operations from four regions to three regions (Southeast Region, West Region and the newly consolidated North Region). In addition, the Company is consolidating certain support office functions and locations.

V.   SUMMARY: U.S. FOODSERVICE FINANCIAL TARGETS TO 2008

In summary, U.S. Foodservice has established a comprehensive plan to improve top-line and bottom-line performance. The pro forma key targets outlined in the plan are as follows:

1. Achieve Broadline net sales growth of at least 5% (compound annual growth) through 2008.

2. Increase in Broadline private brands penetration from 26% to at least 33% by 2008.

3.   Achieve Broadline operating margin of at least 3% by 2008.

4.   Achieve Multi-Unit positive operating margin by 2007.

5. Realize total U.S. Foodservice administrative cost reductions of USD 100 million (half in 2006 and the balance by 2008).

6. Generate total U.S. Foodservice net positive annual operating cash flow through 2008.

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the plans with respect to the reorganization of the Company into two separate operating companies; statements as to the Company's plans to drive top-line and bottom-line growth of its Broadline business by accelerating private brands penetration, investing in the sales organization, strengthening targeted local geographies and rolling out a comprehensive operational excellence program; statements as to the Company's targets of annual Broadline net sales growth of at least 5% (compound annual growth) over the next three years and a Broadline operating margin of at least 3% in 2008; statements as to the Company's intention to give the Multi-Unit operating company its own brand identity and the timing of the announcement; statements as to the Company's plans to bring the Multi-Unit operating company to profitability within the next two years; statements as to the Company's plans to reduce total U.S. Foodservice administrative costs by USD 100 million and to consolidate one of its Chicago-area distribution centers, the timing thereof and the expected restructuring charge relating thereto; statements as to the planned continuation of the optimization of the Company's Broadline distribution centers; statements as to the expected expiry of approximately USD 42 million of annual amortization expense currently charged against Broadline operating company, the timing thereof and the resulting expected increase in reported Broadline operating income; statements as to the Company's plans for pursuing profitable growth and creating a more valuable and transparent business for Ahold shareholders; statements as to perceived opportunities for significant additional margin and volume growth; statements as to the expected significance and timing of the Company's planned cost reductions towards future profit improvement; statements as to the Ahold's intention to change its segment reporting no later than in the first quarter of 2006; statements as to the expected results of the reorganization into two separate business, including greater focus on the specific needs of each business and greater transparency into the Company's progress in achieving its targets; statements as to the Company's expectations that it will continue to operate with positive annual operating cash flow, net of investments in capital, small acquisitions and other items, through 2008; statements relating to the net sales and operating income of the Company and each of the Broadline and Multi-Unit operating companies;

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

statements as to the expected significance of Broadline's profitable growth to the Company's overall future profitable growth; statements as to the Company's proposed establishment of a centralized, dedicated private brands "company-within-a-company" named Monarch Foods and the effective date for the appointment of Robert Aiken as President; statements as to the consolidation of over 60 private brands into 20 "power brands" to be supported by an aggressive plan for new product introductions; statements as to Company's goal to increase Broadline's private brands penetration from 26% to at least 33% in 2008; statements as to the expected effect of the Company's proposed investments in the Broadline field sales organization on sales growth and productivity; statements as to the Company's intention to increase the Broadline sales organization by 10% over the next two years; statements as to the planned deployment of new proprietary laptop-based sales tools and technology and the expected improvement in local account prospecting, business development and product information; statements as to the continued expansion of the Company's sales training capability and its focus on building field sales expertise in the Company's private brands offering; statements as to the Company's planned additional expansions in all three of its regions in 2006, including the expansion of the pilot programs with third-party distribution partners and the expected reduction in inbound logistical costs and working capital as a result of such pilot programs; statements as to the Company's intentions relating to targeted acquisitions and their expected contribution of more than 1% per year to the Company's compound annual net sales target for the Broadline business; statements as to the Company's intentions to continue the installation of USFAST operating support systems in the Broadline and Multi-Unit facilities during the next 18 months and the expected improvements in effectiveness and efficiency thereof; statements as to the Company's January 1, 2006 kick-off of its new multi-year Operational Excellence program and the expected submission of an application for the Malcolm Baldrige National Quality Award; statements as to the Company's plans to aggressively manage the working capital of the Multi-Unit operating company and its expected results; statements as to the expected effect of mitigating operating cost pressures and improving productivity on the profit turnaround of the Multi-Unit business; statements as to the Company's intentions to work with each of its key Multi-Unit customers to reduce overall supply chain costs, for both distributor and customer, by optimizing drop size and frequency; statements as to the expected participation of the Multi-Unit organization in the Company's Operational Excellence program; and statements relating to the provision of value added services to customers of the Multi-Unit business, including integrated supply chain management, non-food and equipment purchases and other services. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which the Company operates, the actions of competitors, vendors, customers, unions, contractors and other third parties, unanticipated disruptions to the Company's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, unanticipated increases in operating expenses, increases in energy costs and transportation costs, any economic slowdown, any reduction in the purchasing power of end-customers, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to customers on a timely basis, the actions of the Company's customers, including their acceptance of new products and private brands and their reactions to the reorganization, the ability of U.S. Foodservice to maintain terms with vendors and customers, changes in the Company's product offering and other strategies, the Company's ability to implement and complete successfully its plans and strategies and to meet its targets or delays or additional costs encountered in connection with their implementation or achievement, difficulties or delays in the implementation of new operational improvements, systems and other plans and strategies, including unanticipated costs or other obstacles in implementing improvements, plans and strategies, the benefits from and resources generated by the Company's plans and strategy being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, unanticipated delays in making planned announcements and disseminating financial information, unanticipated delays and/or unexpected difficulties in consolidating the Company's Chicago-area distribution centers, changes with respect to the announced accounting treatment to be afforded to certain charges and expenses, changes with respect to the assumptions underlying the pro forma financial statements, possible changes in the anticipated allocation of support office administrative costs to the two businesses, the ability to retain key personnel, unexpected delays in applying for or ineligibility to apply for the Malcolm Baldrige National Quality Award, the reaction of the Company's associates to operational and other changes in the working environment, the Company's ability to find organizations the Company might acquire and to reach agreements acceptable to it, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third-parties, the diversion of management's attention from implementing the Company's plans and strategy, potential impact of H5 avian influenza virus or other contagious illnesses on the Company's customers and vendors and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Neither Ahold nor U.S. Foodservice undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

[Graphic omitted] Ahold

     www.ahold.com

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